Product supplement no. 62-I	**Registration Statement No. 333-130051**
To prospectus dated December 1, 2005 and	**Dated January 11, 2007**
prospectus supplement dated October 12, 2006	**Rule 424(b)(2)**



JPMorgan Chase & Co.
Contingent Interest Range Notes Linked to the Common Stock of One or More Reference Stock Issuers

<u>General</u>

- JPMorgan Chase & Co. may offer and sell contingent interest range notes linked to the common stock(s) of one or more issuers, which we refer to as the Reference Stock(s), from time to time. This product supplement no. 62-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.

- The notes are the senior unsecured obligations of JPMorgan Chase & Co.

- We will pay the principal amount of the notes at maturity. However, **the notes do not guarantee interest over the term of the notes**. Instead, the payment of interest will be based on the performance of each of the Reference Stock(s) individually during the term of the notes. The payment of interest is not linked to a basket of stocks composed of the Reference Stocks.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-23.

- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.

- The issuer(s) of the Reference Stock(s) are not affiliates of ours and are not receiving any of the proceeds of any note offering. The obligations under the notes are our obligations only and the issuer(s) of any Reference Stock(s) will have no obligations of any kind under the notes. Investing in the notes is not equivalent to investing in the Reference Stock(s).

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

<u>**Key Terms**</u>

Reference Stock(s):	As specified in the relevant terms supplement.
Interest Rate:	The notes will bear interest at the rate specified in the relevant terms supplement, unless a Trigger Event has occurred in an Interest Period. If a Trigger Event has occurred in an Interest Period, no interest will be paid for that Interest Period.
Trigger Event:	Unless otherwise specified in the relevant terms supplement, with respect to each Interest Period, a Trigger Event is deemed to have occurred when, on the relevant Observation Date(s) for such Interest Period, the closing price of a Reference Stock has (i) declined, as compared to its Initial Share Price, by more than its Downside Protection Amount or (ii) increased, as compared to its Initial Share Price, by more than its Upside Protection Amount.
Interest Period:	Unless otherwise specified in the relevant terms supplement, the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Date:	As specified in the relevant terms supplement, but at least once every twelve months.
Payment at Maturity:	You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity.

(continued on next page)

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 62-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 11, 2007

Key Terms (continued)

Upside Protection Amount:	A percentage specified in the relevant terms supplement of each Reference Stock's Initial Share Price. For example, the relevant terms supplement may specify that the Upside Protection Amount is equal to 10% of the Initial Share Price for each Reference Stock. Thus, if the relevant terms supplement specifies that the Upscale Protection Amount for each Reference Stock is 10% of its respective Initial Share Price, the Upside Protection Amount for a Reference Stock that has a hypothetical Initial Share Price of $10.00 would be $1.00 and the Upside Protection Amount for a different Reference Stock that has a hypothetical Initial Share Price of $20.00 would be $2.00. Accordingly, the Upside Protection Amounts applicable to each of the Reference Stocks will vary. The Upside Protection Amount for the Reference Stock(s) is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock(s). See "General Terms of Notes — Anti-dilution Adjustments."
Downside Protection Amount:	A percentage specified in the relevant terms supplement of each Reference Stock's initial Share Price. For example, the relevant terms supplement may specify that the Downside Protection Amount is equal to 20% of the Initial Share Price for each Reference Stock. Thus, if the relevant terms supplement specifies that the Downside Protection Amount for each Reference Stock is 20% of its respective Initial Share Price, the Downside Protection Amount for a Reference Stock that has a hypothetical Initial Share Price of $10.00 would be $2.00 and the Downside Protection Amount for a different Reference Stock that has a hypothetical Initial Share Price of $20.00 would be $4.00. Accordingly, the Downside Protection Amounts of the applicable Reference Stocks will vary. The Downside Protection Amount for the Reference Stock(s) is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock(s). See "General Terms of Notes — Anti-dilution Adjustments."
Initial Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of each Reference Stock on the pricing date, or such other date or dates as specified in the relevant terms supplement, divided by the Stock Adjustment Factor. The Initial Share Price for each Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting the relevant Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."
Stock Adjustment Factor:	Unless otherwise specified in the terms supplement, for each Reference Stock, the Stock Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the relevant Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments."
Observation Dates:	As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Observation Date for each Interest Period shall be the third business day prior to the Interest Payment Date for such Interest Period. Alternatively, the relevant terms supplement may specify that the Observation Date for each Interest Period shall be two or more business days in such Interest Period. The Observation Dates are subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Interest Payments."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Interest Payments."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 62-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 62-I and with respect to JPMorgan Chase & Co. This product supplement no. 62-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational material of ours. The information in the relevant terms supplement, this product supplement no. 62-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 62-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 62-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 62-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 62-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 62-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 62-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 62-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction nº 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 62-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 62-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 62-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 62-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this product supplement no. 62-I, the accompanying prospectus supplement, prospectus or terms supplement nor any of the documents related to the notes constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations.

In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 62-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our notes linked to the Reference Stock(s) specified in the relevant terms supplement.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the common stock of one or more issuers as specified in the relevant terms supplement (the "Reference Stock(s)"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

If no Trigger Events (as defined below) occur, the notes offer a higher stated interest rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. **However, the notes do not guarantee any interest payment over the entire term of the notes; therefore, you must be aware of the risk that you may not receive interest payments for some or all of the term of the notes, and your payment at maturity may be limited to $1,000 for each $1,000 principal amount note, if one or more Trigger Events (as defined below) occur**. Regardless of whether you receive interest over the term of the notes, at maturity, you will be entitled to the principal amount of your notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 62-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Payment at Maturity

You will receive $1,000 for each $1,000 principal amount note plus accrued and unpaid interest at maturity, if any.

Interest Payments

For each Interest Period during which a Trigger Event does not occur, unless otherwise specified in the relevant terms supplement, for each $1,000 principal amount note, the interest payment for that Interest Period will be calculated as follows:

$$\$1,000 \times \text{interest rate} \times (\text{number of days in the Interest Period} / 360),$$

where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

If a Trigger Event occurs in an Interest Period, no interest will be paid for that Interest Period.

The notes will bear interest at a rate per annum specified in the applicable terms supplement, unless a Trigger Event occurs. Interest, if any, will accrue from the issue date of the notes to but excluding the maturity date. Interest will be paid in arrears on each Interest Payment Date to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, an "Interest Period" is the period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

If the final Observation Date for an Interest Period is adjusted as the result of a market disruption event, the payment of any interest due for that Interest Period will be made three business days from the final Observation Date for such Interest Period, as adjusted, with the same force and effect as if the final Observation Date for such Interest Period had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment, and the next Interest Period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

An "Interest Payment Date" will be as specified in the relevant terms supplement, *provided* that no Interest Payment Date shall be more than twelve months after the immediately prior Interest Payment Date or issue date of the notes, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next Interest Period will commence as if the payment had not been delayed.

The "Upside Protection Amount" shall be a percentage specified in the relevant terms supplement of each Reference Stock's Initial Share Price. For example, the relevant terms supplement may specify that the Upside Protection Amount is equal to 10% of the Initial Share Price for each Reference Stock. Thus, thus if the relevant terms supplement specifies that the Upside Protection Amount for each Reference Stock is 10% of its respective Initial Share Price, the Upside Protection Amount for a Reference Stock that has a hypothetical Initial Share Price of $10.00 would be $1.00 and the Upside Protection Amount for a different Reference Stock that has a hypothetical Initial Share Price of $20.00 would be $2.00. Accordingly, the Upside Protection Amounts applicable to each of the Reference Stocks will vary. The Upside Protection Amount for the Reference Stock(s) is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock(s). See "General Terms of Notes — Anti-dilution Adjustments."

The "Downside Protection Amount" shall be a percentage specified in the relevant terms supplement of each Reference Stock's initial Share Price. For example, the relevant terms supplement may specify that the Downside Protection Amount is equal to 20% of the Initial Share Price for each Reference Stock. Thus, if the relevant terms supplement specifies that the Downside Protection

Amount for each Reference Stock is 20% of its respective Initial Share Price, the Downside Protection Amount for a Reference Stock that has a hypothetical Initial Share Price of $10.00 would be $2.00 and the Downside Protection Amount for a different Reference Stock that has a hypothetical Initial Share Price of $20.00 would be $4.00. Accordingly, the Downside Protection Amounts of the applicable Reference Stocks will vary. The Downside Protection Amount for the Reference Stock(s) is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock(s). See "General Terms of Notes — Anti-dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, with respect to each Reference Stock, "Initial Share Price" means the closing price of such Reference Stock on the pricing date, or such other date or dates as specified in the relevant terms supplement, divided by the Stock Adjustment Factor. The Initial Share Price for each Reference Stock is subject to adjustment upon the occurrence of certain corporate events affecting that relevant Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, for each Reference Stock, the "Stock Adjustment Factor" shall be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the relevant Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."

The "Observation Dates" will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Observation Date for each Interest Period shall be the third business day prior to the Interest Payment Date for such Interest Period. Alternatively, the relevant terms supplement may specify that the Observation Dates for each Interest Period shall be two or more business days in such Interest Period. The Observation Dates are subject to postponement in the event of certain market disruption events and as described below.

Unless otherwise specified in the applicable terms supplement, "pricing date" means the day we price the notes for initial sale to the public.

The "Reference Stock" shall be specified in the relevant terms supplement.

"Relevant Exchange" means, with respect to each Reference Stock, the primary U.S. organized exchange or market for trading for such Reference Stock, as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "closing price" for one share of each Reference Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if such Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of the NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which such Reference Stock (or any such other security) is listed or admitted to trading, or

- if such Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the National Association of Securities Dealers, Inc. (the "NASD"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for such Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Unless otherwise specified in the relevant terms supplement, a "trading day" is a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock

Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), the NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States and a market disruption event has not occurred.

Unless otherwise specified in the relevant terms supplement, a "business day" is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

The maturity date for the notes will be set forth in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Observation Date for the final Interest Period is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following such final Observation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with The Depository Trust Company ("DTC") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If an Observation Date is not a trading day or if there is a market disruption event on such day, the Observation Date shall be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; *provided* that the Observation Date shall not be postponed more than ten business days from the scheduled Observation Date. If the Observation Date has been postponed to the tenth business day following the date originally scheduled to be such Observation Date and such tenth business day is not a trading day, or if there is a market disruption event on such date, the closing price of a Reference Stock on the Observation Date shall be deemed to be the closing price of such Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day).

Notes with a maturity of not more than one year

If an Observation Date is not a trading day or if there is a market disruption event on such day, the Observation Date shall be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; *provided* that the Observation Date shall not be postponed more than ten business days from the scheduled Observation Date; *provided further* that the final Observation Date for the final Interest Period, as postponed, shall not produce a maturity date (including the issue date but not the maturity date) more than one year after the issue date (any such date, the "Final Disrupted Observation Date"). If an Observation Date has been postponed to the tenth business day following the date originally scheduled to be such Observation Date and the tenth business day is not a trading day, or if there is a market disruption event on such date, the closing price of a Reference Stock on such Observation Date shall be deemed to be the closing price of such Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day), *provided* that if the foregoing would result in such Observation Date being postponed to the Final Disrupted Observation Date, then the closing price of such Reference Stock on such Observation Date will be determined in the manner set forth in the next sentence, treating such Observation Date as if it were the final Observation Date for the final Interest Period. Notwithstanding the foregoing, if the final Observation Date for the final Interest Period has been postponed to the Final Disrupted Observation Date, and such Final Disrupted Observation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Observation Date, the closing price of a Reference Stock on such final Observation Date shall be deemed to be the closing price of such Reference Stock last in effect prior to commencement of the market disruption event (or prior to the non-trading day). For the avoidance of doubt, in no event shall any Observation Date occur on or after the Final Disrupted Observation Date.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may pay interest periodically and guarantee a return of principal at maturity. Investing in the notes is not equivalent to investing directly in the Reference Stock(s). In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The amount of interest payable on the notes during any given Interest Period, and over the term of the notes, is uncertain and could be zero.

During an Interest Period, no interest will accrue for the entire period if, on the Observation Date(s) for that Interest Period, the closing price of a Reference Stock has (i) declined, as compared to its Initial Share Price, by more than its Downside Protection Amount or (ii) increased, as compared to its Initial Share Price, by more than its Upside Protection Amount (any such an occurrence referred to as a "Trigger Event"). For example, if the Downside Protection Amount is 20%, and during the first Interest Period, the price of a Reference Stock has declined, as compared to its Initial Share Price, by more than 20% on the Observation Date(s) for that Interest Period, a Trigger Event is deemed to have occurred and you will not receive any interest payment for that Interest Period. This will be true even if the price of the Reference Stock never declined by more than its Downside Protection Amount and never increased by more than its Upside Protection Amount on any other business day during the applicable Interest Period. Under these circumstances, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

During one or more Interest Periods, and over the term of the notes, the yield on the notes may be lower than the yield on a conventional debt security of comparable maturity.

During the term of the notes, the notes will not bear interest with respect to any Interest Period during which a Trigger Event is deemed to have occurred. As a result, if the closing price of a Reference Stock has increased above its Initial Share Price by more than its Upside Protection Amount or has decreased below its Initial Share Price by more than its Downside Protection Amount, on the Observation Date(s) for one or more Interest Periods during the term of the notes, the effective yield on the notes may be less than what would be payable on a conventional, debt security issued by us or an issuer with a comparable credit rating of comparable maturity.

Your return on your investment will be limited to the interest payments on the notes, if any.

The only return that you will receive on your investment in the notes will be the interest payments, if any, specified in the relevant terms supplement.

If there is more than one Reference Stock, you will be exposed to the closing price risk of each Reference Stock.

Your interest payments and return on the notes, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive the periodic interest payments only if all of the Reference Stocks do not appreciate or depreciate by the applicable Upside Protection Amounts or Downside Protection Amounts, respectively. Unlike an instrument with a return linked to a basket of common stocks or other underlying assets, in which risk is mitigated and diversified among *all* of the components of the basket, you will be fully exposed equally to the risks related to all of the Reference Stocks. Strong or weak performance by any one Reference Stock over the term of the notes may negatively affect your interest payments and will not be offset or mitigated by the performance of any other Reference Stocks. Your return on the notes should not be expected to match the performance of a direct investment in one or more of the Reference Stocks.

You cannot predict future performance of a Reference Stock based on its historical performance. The price of a Reference Stock may increase by more than its Upside Protection Amount or decrease by more than its Downside Protection Amount on an Observation Date even though such Reference Stock has not experienced such a price increase or decrease in the past.

Because you will not benefit from any appreciation or depreciation in any of the Reference Stocks above or below their respective Initial Share Prices, you will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.

At maturity, you will not receive more than the principal amount of your notes, plus the final interest payment if a Trigger Event did not occur during the final Interest Period, and the total payment you receive over the term of the notes will not exceed the principal amount of your notes plus the interest payments paid during the term of the notes. Accordingly, for each $1,000 principal amount note, you will not receive a payment at maturity with a value that exceeds $1,000 plus the final interest payment, if any, or a total payment over the term of the notes of more than the principal amount plus the interest payments as specified in the relevant terms supplement. At maturity, you will receive only the principal amount of the notes, plus accrued and unpaid interest, if any, regardless of any appreciation or depreciation in the value of the Reference Stock(s).

You will have no ownership rights in the Reference Stock(s).

Investing in the notes is not equivalent to investing in the Reference Stock(s). As an investor in the notes, you will not have any ownership interest or rights in the Reference Stock(s), such as voting rights, dividend payments or other distributions.

We have no affiliation with the issuer(s) of the Reference Stock(s).

The issuer(s) of the Reference Stock(s) are not affiliates of ours and are not involved in any of our offerings of notes pursuant to this product supplement in any way. Consequently, we have no control of the actions of an issuer of a Reference Stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of a Reference Stock has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to an issuer of a Reference Stock.

In addition, as we are not affiliated with the issuer(s) of the Reference Stock(s), we do not assume any responsibility for the adequacy of the information about the Reference Stock(s) or their issuer(s) contained in this product supplement, any terms supplement or in any of a Reference Stock issuer's publicly available filings. We are not responsible for such issuer's public disclosure of information on itself or a Reference Stock, whether contained in Securities Exchange Commission filings or otherwise. As an investor in the notes, you should make your own investigation into the Reference Stock(s).

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where one or more of the Reference Stock(s) have appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes may be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the Reference Stock(s) and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of the Reference Stock(s). The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- whether, and by how much, one or more of the Reference Stock(s) close below their respective Initial Share Price by more than the respective Downside Protection Amount during one or more Interest Periods;

- whether, and by how much, one or more of the Reference Stock(s) close above their respective Initial Share Price by more than the respective Upside Protection Amount during one or more Interest Periods;

- the dividend rate paid on the Reference Stock(s) (while not paid to holders of the notes, dividend payments on the Reference Stock(s) may influence the market price of the Reference Stock(s));

- supply and demand for the notes, including inventory positions of J.P. Morgan Securities Inc. or any other market maker;

- the expected frequency and magnitude of changes in the market price of the Reference Stock(s) (volatility);

- economic, financial, political and regulatory or judicial events that affect the Reference Stock(s) or stock markets generally;

- interest and yield rates in the market generally;

- the time remaining to the maturity of the notes; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Reference Stock(s) based on their historical performance.

While it is possible that the notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the principal amount of the notes plus accrued and unpaid interest, if any. Even if the notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your notes in a secondary market transaction, if such a transaction were available. **Moreover, if you sell your notes prior to maturity, you may have to sell them at a substantial discount from their principal amount.**

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the principal amount of your notes, if any, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

If the market value of one or more of the Reference Stock(s) changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Reference Stock(s). Accordingly, changes in the market value of the Reference Stock(s) may not result in a comparable change in the market value of the notes. If the closing price of the Reference Stock(s) on any trading day increases above their respective Initial Share Price, the value of the notes may not increase comparably, if at all. It is also very possible for the value of the Reference Stock(s) to increase while the value of the notes declines.

When the closing price of a Reference Stock on any Observation Date declines from its Initial Share Price by close to its Downside Protection Amount, the market value of the notes will likely decline at a greater rate than the market value of such Reference Stock. In addition, when the closing price of a Reference Stock on any Observation Date appreciates from its Initial Share Price by close to its Upside Protection Amount, the market value of the notes will likely decline at a greater rate than the appreciation in the market value of such Reference Stock. If a Reference Stock on any Observation Date closes at an price that is less than or higher than its Initial Share Price by an amount that is more than its Downside or Upside Protection Amount, respectively, we expect the market value of the notes to decline to reflect that we will not pay interest for the corresponding Interest Period.

In some circumstances, whether you will receive interest payments will be dependent on the price of the common stock of one or more other companies and not one or more of the Reference Stock(s).

Following certain corporate events relating to a Reference Stock where its issuer is not the surviving entity, the amount of interest you receive may be based on the common stock of a successor to the relevant Reference Stock issuer or any cash or any other assets distributed to holders of the relevant Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this product supplement called "General Terms of Notes — Anti-dilution Adjustments."

Anti-dilution protection is limited.

The calculation agent will make adjustments to the Stock Adjustment Factor(s), which will be set initially at 1.0 for certain adjustment events (as defined below) affecting the Reference Stock(s), including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer(s) of the Reference Stock(s) or another party makes a partial tender or partial exchange offer for the Reference Stock. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-dilution Adjustments" for further information.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours may trade the Reference Stock(s) and other financial instruments related to the Reference Stock(s) on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Reference Stock(s) and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Reference Stock(s). To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of the Reference Stock(s) and, accordingly, could affect the interest payments you receive over the term of the notes.

We or our affiliates may currently or from time to time engage in business with the issuer(s) of the Reference Stock(s), including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about those companies. Any prospective purchaser of notes should undertake an independent investigation of issuer(s) of the Reference Stock(s) as is in its judgment appropriate to make an informed decision with respect to an investment in the notes.

We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price for each Reference Stock, the Upside Protection Amount for each Reference Stock, the Downside Protection Amount for each Reference Stock, the closing price of each Reference Stock on each Observation Date, the Stock Adjustment Factor for each Reference Stock, anti-dilution adjustments and reorganization events, the amount of interest payable with respect to each Interest Period and the amount we will pay you at maturity, as well as whether a Trigger Event has occurred during each Interest Period. In addition, the calculation agent will determine whether there has been a market disruption event and whether a day is an Interest Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of a Reference Stock and calculating the interest that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that an Observation Date or the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

We intend to treat the notes as contingent payment debt instruments for United States federal income tax purposes.

Unless otherwise specified in the relevant terms supplement, we intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Therefore, if you are a U.S. taxable investor, you will be required to accrue as ordinary income amounts based on the "comparable yield" of the notes, as determined by us (and adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes), even though such yield may be different from the stated interest on the notes. In addition, any gain recognized upon a sale, exchange or retirement of the notes will generally be treated as ordinary interest income for U.S. federal income tax purposes. Nevertheless, no assurance can be given that the IRS will accept, or that a court will uphold, this characterization. If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially from our description herein. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 62-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

We cannot assure you that the public information provided on the issuer(s) of the Reference Stock(s) is accurate or complete.

All disclosures contained in the relevant terms supplement and this product supplement regarding the issuer(s) of the Reference Stock(s) are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer(s) of the Reference Stock(s) in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer(s) of the Reference Stock(s) are accurate or complete, and are not responsible for public disclosure of information by the issuer(s) of the Reference Stock(s), whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the public filings of the issuer(s) of the Reference Stock(s) or the value of the Reference Stock(s) (and therefore the closing prices of the Reference Stock(s) on any Observation Date and the value of interest payments), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer(s) of the Reference Stock(s) could affect the amount of interest, if any, you will receive over the term of the notes and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuer(s) of the Reference Stock(s) as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes which commissions include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Reference Stock(s) or instruments whose value is derived from the Reference Stock(s). While we cannot predict an outcome, such hedging activity or other hedging and investment activity of ours could potentially increase or decrease the closing price of the Reference Stock(s) on any Observation Date as well as the Initial Share Price, and, therefore, effectively establish a higher or lower price, as the case may be, at which a Reference Stock must trade for you to receive interest payments with respect to one or more Interest Periods and to receive more than the principal amount of your notes over the term of the notes. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in a Reference Stock or instruments whose value is derived from a Reference Stock. Although we have no reason to believe that any of these activities will have a material impact on the price of a Reference Stock or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE REFERENCE STOCK(S)

In the relevant terms supplement, we will provide summary information regarding the business of the issuer(s) of the Reference Stock(s) based on publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer(s) of the Reference Stock(s) may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant terms supplement relate only to the notes offered thereby and do not relate to the Reference(s) Stock or other securities of the issuer(s) of the Reference Stock(s). We have derived any and all disclosures contained in this product supplement and the relevant terms supplement regarding the issuer(s) of the Reference Stock(s) from the publicly available documents described above. In connection with the offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer(s) of the Reference Stock(s). We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer(s) of the Reference Stock(s) is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Stock(s) (and therefore the Stock Adjustment Factor(s)) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer(s) of the Reference Stock(s) could affect the payment at maturity with respect to the notes and therefore the trading prices of the note.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock(s).

We and/or our affiliates may currently or from time to time engage in business with the issuer(s) of the Reference Stock(s), including extending loans to, or making equity investments in, such issuer(s) or providing advisory services to such issuer(s), including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stock(s) or their issuer(s), and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Stock(s) or their issuer(s), and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of a note, you should undertake an independent investigation of the issuer(s) and Reference Stock(s) as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Historical performance of the Reference Stock(s)

We will provide historical price information on the Reference Stock(s) in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your note based on whether the closing price of the Reference Stock(s) on any Observation Date has declined, as compared to the relevant Initial Share Price, by more than the relevant Downside Protection Amount or has increased, as compared to the relevant Initial Share Price, by more than the relevant Upside Protection Amount, and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date.

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market values of the Reference Stock(s) on the scheduled Observation Dates could have on the hypothetical returns on your note, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments listed in the relevant terms supplement will be entirely hypothetical. They will be based on the closing prices of the Reference Stock(s) on an Observation Date, in each case that may vary and on assumptions that may prove to be erroneous.

The return on your note may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the Reference Stock(s) directly. Among other things, the return on the Reference Stock(s) could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in the Reference Stock(s) is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price for each Reference Stock, the Upside Protection Amount for each Reference Stock, the Downside Protection Amount for each Reference Stock, the closing price of each Reference Stock on each Observation Date, the Stock Adjustment Factor for each Reference Stock, anti-dilution adjustments and reorganization events, the amount of interest payable with respect to each Interest Period and the amount we will pay you at maturity, as well as whether a Trigger Event has occurred during each Interest Period. In addition, the calculation agent will determine whether there has been a market disruption event and whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date on or prior to 11:00 a.m. on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Share Price, the closing price of each Reference Stock(s) on any Observation Date, and the payment at maturity and on any Interest Payment Date to a note holder will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

"Market Disruption Event" means, with respect to each Reference Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of such Reference Stock (or such security) on the primary market for such Reference Stock (or such security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

- a breakdown or failure in the price and trade reporting systems of the primary market for such Reference Stock (or such security) as a result of which the reported trading prices for such Reference Stock (or such security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary market for trading in options contracts related to such Reference Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; or

- a decision to permanently discontinue trading in the related options contract,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in such Reference Stock or any instrument related to such Reference Stock or to adjust or unwind all or a material portion of any hedge position in such Reference Stock with respect to the notes.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or market,

- limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the Securities Exchange Commission or any other relevant authority of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,

- a suspension of trading in futures or options contracts on the Reference Stock (or such security) by the primary securities market trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such securities exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to such Reference Stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary securities market on which futures or options contracts related to such Reference Stock (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Anti-dilution Adjustments

The Stock Adjustment Factor for each Reference Stock is subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

No adjustments to any Stock Adjustment Factor will be required unless such Stock Adjustment Factor adjustment would require a change of at least 0.1% in such Stock Adjustment Factor then in effect. A Stock Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Stock Adjustment Factor for any Reference Stock after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Stock Adjustment Factor for any Reference Stock will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of a Reference Stock on any trading day during the term of the notes. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of a Reference Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for a Reference Stock by the issuer of such Reference Stock or any third party.

J.P. Morgan Securities Inc., as calculation agent, shall be solely responsible for the determination and calculation of any adjustments to the Stock Adjustment Factors and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment to any Stock Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth such adjusted Stock Adjustment Factor.

Stock Splits and Reverse Stock Splits

If a Reference Stock is subject to a stock split or reverse stock split, then once any split has become effective, the Stock Adjustment Factor relating to such Reference Stock will be adjusted so that the new Stock Adjustment Factor shall equal the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- the number of shares which a holder of one share of such Reference Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends

If a Reference Stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of such Reference Stock, that is given ratably to all holders of shares of such Reference Stock, or (ii) distribution of shares of such Reference Stock as a result of the triggering of any provision of the corporate charter of the issuer of such Reference Stock, then, once the dividend has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Reference Stock will be adjusted so that the new Stock Adjustment Factor for such Reference Stock shall equal the prior Stock Adjustment Factor for such Reference Stock plus the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- the number of additional shares issued in the stock dividend with respect to one share of such Reference Stock.

Non-cash Dividends and Distributions

If the issuer of a Reference Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of such Reference Stock to holders of such Reference Stock (other than (i) dividends, distributions and rights or warrants referred to under "—Stock Splits and Reverse Stock Splits" and "—Stock Dividends" above and (ii) cash distributions or dividends referred under "—Cash Dividends" below), then, once the distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Reference Stock will be adjusted so that the new Stock Adjustment Factor for such Reference Stock shall equal the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- a fraction, the numerator of which is the Current Market Price of such Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of a Reference Stock means the closing price of such Reference Stock on the trading day immediately preceding the ex-dividend date of the cash dividend or distribution requiring an adjustment to the Stock Adjustment Factor for such Reference Stock.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Notwithstanding the foregoing, a distribution on a Reference Stock described in clause (a), (d) or (e) of the section entitled "—Reorganization Events" below that also would require an adjustment under this section shall not cause an adjustment to the Stock Adjustment Factor of such Reference

Stock and shall only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events." A distribution on a Reference Stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section shall only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

Cash Dividends

If the issuer of a Reference Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of such Reference Stock during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such dividends or distributions made during such quarterly fiscal period, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Reference Stock will be adjusted so that the new Stock Adjustment Factor for such Reference Stock shall equal the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- a fraction, the numerator of which is the Current Market Price of such Reference Stock and the denominator of which is the amount by which such Current Market Price exceeds the amount in cash per share the issuer of such Reference Stock distributes to holders of such Reference Stock in excess of the Dividend Threshold.

"Dividend Threshold" shall mean the amount of any cash dividend or cash distribution distributed per share of a Reference Stock that exceeds the immediately preceding cash dividend or other cash distribution, if any, per share of such Reference Stock by more than 10% of the closing price of such Reference Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

"Ex-dividend date" with respect to a Reference Stock shall mean the first trading day on which transactions in such Reference Stock trade on the Relevant Exchange without the right to receive that cash dividend or other cash distribution.

Issuance of Transferable Rights or Warrants

If the issuer of a Reference Stock issues transferable rights or warrants to all holders of such Reference Stock to subscribe for or purchase such Reference Stock, including new or existing rights to purchase such Reference Stock at an exercise price per share less than the closing price of such Reference Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the maturity date of the notes, then the Stock Adjustment Factor for such Reference Stock will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Stock Adjustment Factor for such Reference Stock shall equal the prior Stock Adjustment Factor for such Reference Stock plus the product of:

- the prior Stock Adjustment Factor for such Reference Stock, and

- the number of shares of such Reference Stock that can be purchased with the cash value of such warrants or rights distributed on one share of such Reference Stock.

The number of shares that can be purchased will be based on the closing price of such Reference Stock on the date the new Stock Adjustment Factor for such Reference Stock is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Stock Adjustment Factor for such Reference Stock is determined, provided that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the maturity date,

(a) there occurs any reclassification or change of a Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of such Reference Stock,

(b) the issuer of a Reference Stock, or any surviving entity or subsequent surviving entity of the issuer of a Reference Stock (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of a Reference Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of a Reference Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of a Reference Stock issues to all of its shareholders equity securities of an issuer other than the issuer of such Reference Stock, other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-off Event"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of a Reference Stock and is consummated and completed in full for all or substantially all of such shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "Reorganization Event"),

then the Initial Share Price and the closing price on an Observation Date for such Reference Stock and consequently the Downside Protection Amount and Upside Protection Amount will be adjusted as set forth below.

"Exchange Property," with respect to the Reference Stock that is subject to a Reorganization Event, will consist of any such Reference Stock continued to be held by the holders of such Reference Stock, and any securities, cash or any other assets distributed to the holders of such Reference Stock with respect to one share, in or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

If a Reorganization Event occurs, in each case as a result of which the holders of such Reference Stock receive Exchange Property, then the Initial Share Price for such Reference Stock will be adjusted so that the new Initial Share Price for such Reference Stock will be determined by reference to the value of the Exchange Property following the effective date for such Reorganization Event (or, if applicable, in the case of a Spin-off Event, the ex-dividend date for the distribution of equity securities subject to such Spin-off Event). The value of the Exchange Property shall be calculated as the sum of the value of the components of the Exchange Property as described below:

• If the Exchange Property consists of securities (including, without limitation, securities of the issuer of such Reference Stock) traded on any Relevant Exchange ("Exchange Traded Securities"), the value of such Exchange Property will equal the closing market price of the securities composing the Exchange Property.

• If the Exchange Property consists of cash, other property that is not Exchange Traded Securities or a combination thereof, the calculation agent shall value such Exchange Property as if such Exchange Property was liquidated on the date the issuer of such Reference Property received all such non-cash Exchange Property upon terms that it deems commercially reasonable, and the value of the Exchange Property shall equal the aggregate cash amount, including both the Exchange Property consisting of cash and the amount resulting from the valuation or liquidation of the non-cash Exchange Property.

In the event Exchange Property consists of securities, those securities will, in turn, be subject to the anti-dilution adjustments contained herein.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The calculation agent shall be solely responsible for the determination and calculation of the Exchange Property if a Reorganization Event occurs, the value thereof and its effect on the Initial Share Price, the Upside Protection Amount, the Downside Protection Amount and the closing prices on any Observation Date, including the determination of the cash value of any non-cash Exchange Property, if necessary. Its determinations and calculations, and its adjustment of the stock price, shall be conclusive absent manifest error.

If a Reorganization Event (other than a Spin-Off Event) occurs, then for purposes of determining whether a Trigger Event has occurred with respect to such Reference Stock:

- the Initial Share Price and the closing price of such Reference Stock prior to the effective date of such Reorganization Event will not be adjusted;

- the Initial Share Price for such Reference Stock on and after the effective date of such Reorganization Event will equal the sum of:

    - the closing price of any Exchange Traded Securities composing the Exchange Property on the effective date of the Reorganization Event;

    - the aggregate cash amount of any Exchange Property consisting of cash; and

    - the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on the effective date of the Reorganization Event.

- the closing price per share of such Reference Stock on and after the effective date of such Reorganization Event will equal the sum of:

    - the closing price or price, as applicable, of any Exchange Traded Securities composing the Exchange Property on the date or time, as applicable, of determination;

    - the aggregate cash amount of any Exchange Property consisting of cash; and

    - the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on the effective date of the Reorganization Event.

If a Spin-off Event occurs, then for purposes of determining whether a Trigger Event has occurred with respect to such Reference Stock:

- the Initial Share Price and the closing price of such Reference Stock prior to the ex-dividend date with respect to the Spin-off Event will not be adjusted; and

- the Initial Share Price for such Reference Stock on and after the ex-dividend date with respect to the Spin-off Event will be adjusted on the ex-dividend date for the distribution of equity securities subject to such Spin-off Event so that the new Initial Share Price will equal the product of (i) the Initial Share Price immediately prior to the ex-dividend date with respect to the Spin-off Event and (ii) a fraction, the numerator of which is equal to the closing price per share of such Reference Stock on the trading day immediately succeeding the ex-dividend date with respect to the Spin-off Event, and the denominator of which is the closing price per share of such Reference Stock on the trading day immediately preceding the ex-dividend date with respect to the Spin-off Event;

- the closing price per share of such Reference Stock on and after the ex-dividend date with respect to the Spin-off Event will not be adjusted.

Upon the occurrence of a Reorganization Event, the Upside Protection Amount and Downside Protection Amount for such Reference Stock will be an amount that represents the same percentage of the closing price of such Initial Share Price, as adjusted pursuant to the two immediately preceding paragraphs, on the trading day immediately following the effective date of the Reorganization Event as the percentage of the Initial Share Price of such Reference Stock represented by the Upside Protection Amount and Downside Protection Amount of such Reference Stock on the trading day immediately prior to the effective date of such Reorganization Event.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case of an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be $1,000 plus any accrued and unpaid interest on the notes. Upon any acceleration of the notes, any interest will be calculated on the basis of 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous interest payment date for which interest was paid, treating the date of acceleration as the final Observation Date for the final Interest Period.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee).

One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- an insurance company;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities or foreign currencies;

- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;

- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More Than One Year

If the term of the notes (including the issue date but not the maturity date) from issuance to maturity (including the last possible date that the notes could be outstanding) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.

Tax Treatment of Stated Interest

Because the term of these notes is not more than one year, they will be treated as short-term obligations. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how such accruals should be determined. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale or Exchange of the Notes Prior to Maturity

It is not clear whether or to what extent gain, if any, from a sale or exchange of a short-term note should be treated as capital gain or ordinary interest income. You should consult your tax adviser regarding the proper treatment of any gain recognized upon a sale or exchange of a short-term note.

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on the short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. As the application of these rules is complex, you should consult your tax adviser regarding the possibility of such deferral.

Notes with a Term of More Than One Year

Unless otherwise provided in the relevant terms supplement, if the term of the notes (including the issue date but not the maturity date) from issuance to maturity (including the last possible date that the notes could be outstanding) is more than one year, we intend to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes, with the consequences described below, although another treatment (*e.g.*, treatment as a "variable rate debt instrument," as described below) may apply. Except as otherwise specified, the following discussion assumes that the notes will be treated as contingent payment debt instruments. Assuming this treatment applies, the notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payments on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and

- any excess will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals, described above) and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

Special rules will apply if any contingent payment on the notes becomes "fixed" (within the meaning of the applicable Treasury regulations) more than six months prior to its scheduled date of payment. Generally, in this case you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in the manner described in the applicable Treasury regulations. Your tax basis in the note and the character of any gain or loss on the sale of the note could also be affected. You are urged to consult your tax adviser concerning the application of these special rules.

Notes that are Treated as Variable Rate Debt Instruments

In certain limited circumstances, which will be specified in the relevant terms supplement, we may treat the notes as "variable rate debt instruments" for U.S. federal income tax purposes. Interest paid on such a note will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Upon a sale, exchange or other disposition of a note that is treated as a variable rate debt instrument, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or disposition and your adjusted tax basis in the note. For this purpose, the amount realized does not include any amount attributable to accrued interest, which will be treated as interest income, as described above. In general, gain or loss realized on the sale, exchange or other disposition of a note that is treated as a variable rate debt instrument will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or other disposition the note has been held for more than one year.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual;

- a foreign corporation; or

- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Payments to you on the notes, and any gain realized on a sale or exchange of the notes, will be exempt from U.S. federal income tax (including withholding tax) *provided* generally, in the case of notes with a term of more than 183 days, that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and such amounts are not effectively connected with your conduct of a U.S. trade or business.

Notwithstanding the preceding paragraph, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to information reporting and backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person (which would include providing a properly executed IRS Form W-8BEN).

If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of such trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest paid on the notes and the proceeds received from a sale, exchange or other disposition (including at maturity) of notes will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 62-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 62-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 62-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 62-I or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 62-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 62-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 62-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this product supplement no. 62-I, the accompanying prospectus supplement, prospectus or terms supplement nor any of the documents related to the notes constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations.

In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to constitute a representation) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.